Exhibit 99.1

Nanobiotix Subsidiary Curadigm Secures New Collaboration Agreement With Sanofi Focused on Gene Therapy Pipeline

  Nanobiotix subsidiary, Curadigm, submitted a research project involving its Nanoprimer technology which was selected for the Sanofi iTech Awards Program, as a highly promising option to significantly improve gene therapy development
  Following this selection, Curadigm will enter into a one-year agreement with the pharmaceutical company including direct funding and scientific exchanges
  This selection provides an opportunity for Curadigm’s Nanoprimer technology, invented at Nanobiotix, to establish proof of concept as a combination product that could expand the benefits of gene therapy and improve treatment outcomes for patients

“The continued advancement of Curadigm is a promising part of the expansion of nanotechnology applications invented by Nanobiotix. We are pleased that Sanofi has recognized the potential of Curadigm’s Nanoprimer to improve the efficacy of product candidates in their gene therapy pipeline. As our team at Nanobiotix remains focused on the development of NBTXR3 across oncology, the stand-alone team at Curadigm will leverage this partnership, while exploring other future partnerships, to accelerate development and expand opportunities to improve treatment outcomes for patients.” – Laurent Levy, CEO of Nanobiotix

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--January 25, 2021--NANOBIOTIX(Paris:NANO) (NASDAQ:NBTX) (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’), a clinical-stage biotechnology company focused on developing first-in-class product candidates that use proprietary nanotechnology to transform cancer treatment, today announced a new collaboration agreement secured by its wholly-owned subsidiary, Curadigm.

Pursuant to the selection of a project involving Curadigm’s Nanoprimer technology as a promising option to significantly improve gene therapy development, Curadigm will enter into a one-year agreement with the pharmaceutical company inclusive of direct funding and scientific exchanges. The goal of the project is to establish proof-of-concept for the Nanoprimer as a combination product that could improve treatment outcomes for gene therapy product candidates.

Many promising nucleic acid-based therapeutics administered intravenously are limited in their efficacy due to rapid clearance in the liver, which prevents these therapies from reaching the necessary accumulation in target tissues to generate their intended outcomes. Additionally, accumulation in the liver, rather than in the target tissues, can lead to dose-limiting hepatic toxicity.

The Nanoprimer is proprietary technology invented at Nanobiotix and licensed to Curadigm for development and commercialization. The Nanoprimer is designed to precisely and temporarily occupy therapeutic clearance pathways in the liver. Delivered intravenously, immediately prior to the recommended therapy, the technology acts to prevent rapid clearance—thereby increasing bioavailability and subsequent accumulation of therapeutics in the targeted tissues.

Given that the Nanoprimer is a combination product candidate that does not alter or modify the therapies it is paired with, Nanobiotix expects that the team at Curadigm will continue to seek partnerships across drug classes—particularly with RNA-based therapies. The Company believes that the ongoing expansion of Curadigm’s development pipeline could create new pathways for the significant improvement of treatment outcomes for patients around the world.

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About CURADIGM: www.curadigm.com

Curadigm, a Nanobiotix SA subsidiary, is an early-stage nanotechnology company dedicated to improving outcomes for patients by shifting the therapeutic delivery paradigm. Curadigm’s Nanoprimer platform is designed to increase drug bioavailability while decreasing unintended off-target effects, specifically liver toxicity. The platform can be used with most intravenous (IV) therapeutics across multiple drug classes. Curadigm is dedicated to advancing therapeutic development based on our deep understanding of how drugs interact with the body, to impact both known and novel drugs across multiple clinical indications.

About NANOBIOTIX: www.nanobiotix.com

Incorporated in 2003, Nanobiotix is a leading, clinical-stage nanomedicine company pioneering new approaches to significantly change patient outcomes by bringing nanophysics to the heart of the cell.

The Nanobiotix philosophy is rooted in designing pioneering, physical-based approaches to bring highly effective and generalized solutions to address unmet medical needs and challenges.

Nanobiotix’s novel, potentially first-in-class, proprietary lead technology, NBTXR3, aims to expand radiotherapy benefits for millions of cancer patients. Nanobiotix’s Immuno-Oncology program has the potential to bring a new dimension to cancer immunotherapies.

Nanobiotix is listed on the regulated market of Euronext in Paris (Euronext: NANO / ISIN: FR0011341205; Bloomberg: NANO: FP) and on the Nasdaq Global Select Market (Nasdaq: NBTX). The Company’s headquarters are in Paris, France, with a U.S. affiliate in Cambridge, MA, and European affiliates in France, Spain and Germany.

About Sanofi: www.sanofi.com

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe. Sanofi, Empowering Life.

Disclaimer

This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of Curadigm’s development program, the prospects of Curadigm’s collaboration with Sanofi, the timing of proof-of-concept data, the potential of Curadigm’s platform to achieve clinical and commercial success, and Curadigm’s relationship with, and the performance of, its collaboration partners. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to the evolving situation. Furthermore, many other important factors, including those described in our prospectus filed with the U.S. Securities and Exchange Commission on December 11, 2020 under the caption “Risk Factors” and those set forth in the universal registration document of Nanobiotix registered with the French Financial Markets Authority (Autorité des Marchés Financiers) under number R.20-010 on May 12, 2020 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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